Exhibit 12.1

SELECT INCOME REIT
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Three Months
	Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income before income tax expense and equity in earnings of an investee	$3,977	$105,867	$92,662	$65,896	$68,943	$60,572
Fixed charges	14,179	12,974	13,763	7,565	-	-
Adjusted earnings	$18,156	$118,841	$106,425	$73,461	$68,943	$60,572

Fixed charges:
Interest expense (including amortization of debt premiums and discounts and deferred financing fees)	$14,179	$12,974	$13,763	$7,565	$-	$-

Ratio of Earnings to Fixed Charges (1)	1.3x	9.2x	7.7x	9.7x	-	-

(1)	There is no ratio for the years ended December 31, 2011 and 2010 because there were no fixed charges attributable to us during these years.